SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






              RYANAIR BUYS 27 MORE BOEING 737-800s WORTH $1.9 BN

                       GBP20 OFF RETURN FARES TO CELEBRATE

Ryanair, Europe's largest low fares airline, today (Thursday, 31st May 2007) announced the purchase of 27 more Boeing 737-800s valued at $1.9bn. This brings Ryanair's total firm orders for B737-800s to 308 and total fleet size (including planned disposals) to 262 by 2012.

Ryanair operates one of the youngest and most fuel efficient fleets of any major airline (137 Boeing 737-800s) with an average aircraft age of just 2.5 years. All of these new aircraft will be fitted with Boeing blended winglets, which will further reduce fuel burn and CO2 emissions, strengthening Ryanair's position as Europe's cheapest, greenest and cleanest airline.

Ryanair's CFO and Deputy Chief Executive, Howard Millar said:

        "Ryanair guarantees passengers that they will not find a cheaper fare with any other airline on any of its 487 routes. The combination of the lowest per seat operating cost and the reliability of these Boeing 737-800s will benefit millions of additional passengers in the coming 5 years as we extend our route network and our guaranteed lowest fares.

        "To celebrate, we are slashing GBP20 off all return fares. These guaranteed lowest fares are available for one week only and we urge passengers to book today on www.ryanair.com".

Marlin Dailey, Boeing's VP of Sales Europe Russia and Central Asia, said:

        "The 737-800 continues to demonstrate its exceptional suitability for the low-fare business model. It consistently generates more revenue and more profit through industry-leading reliability and higher utilization. Boeing values Ryanair's continued endorsement of the Next-Generation 737".

                            Delivery Schedule
                    Sep 2009                   4
                    Oct 2009                   3
                    Nov 2009                   7
                    Jan 2010                   5
                    Feb 2010                   4
                    Mar 2010                   4

Ends.                                 Thursday, 31st May 2007

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 May, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director